Exhibit 99.1

29 April 2013

Sterlite Industries (India) Limited

Consolidated Results for the Fourth Quarter and

Year Ended 31 March 2013

Highest ever annual EBITDA and Net Profit

Mumbai, India: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its audited consolidated results for the fourth quarter (Q4) and full year ended 31 March 2013 (FY 2013).

Q4 and FY 2013 Highlights

Operations

•	Strong full year production growth and cost performance across businesses

•	Record full year production of Zinc-Lead mined metal and integrated silver at Zinc India

Exploration

•	Significant addition to R&R at Zinc India and Copper Australia

Financial

•	Record EBITDA for the quarter and the year :

•	Q4 up 23% at Rs. 3,323 crore

•	FY2013 up 2% at Rs. 10,574 crore

•	Record attributable PAT for the quarter and the year :

•	Q4 attributable PAT up 51% at Rs. 1,925 crore and EPS at Rs. 5.7 per share

•	FY2013 attributable PAT up 26% at Rs. 6,060 crore and EPS at Rs.18 per share

•	Total interim dividend of Rs. 2.30 per share for FY2013

•	Contribution of Rs. 6,200 crore to the Exchequer during the year in terms of taxes, duties and royalties

Mr. Anil Agarwal, Chairman: “We achieved a strong operating and financial performance in FY2013. With production growth across our portfolio of world class assets, we recorded a net profit of Rs 6,060 crore in FY2013 and the Board has declared total interim dividend of Rs. 2.30 per share for FY2013.”

Sterlite Industries (India) Limited

Results for the Fourth Quarter and Full Year Ended 31 March 2013

Consolidated Financial Performance

	Q4			Q3	Full year
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Particulars (In Rs. crore, except as stated)
Net Sales/Income from operations	12,609	10,757	17	10,692	44,922	40,967	10
EBITDA	3,323	2,691	23	2,375	10,574	10,362	2
Interest expense	276	250	10	227	922	852	8
Forex (loss)/gain	78	184	(58)	(63)	17	(305)	106
Profit before Depreciation and Taxes	3,907	3,408	15	2,896	13,017	12,174	7
Depreciation	453	503	(10)	538	2,032	1,830	11
Profit before Exceptional items	3,454	2,905	19	2,358	10,985	10,344	6
Exceptional Items	118	432	(73)	—	118	473	(75)
Taxes	418	487	(14)	356	1,618	2,111	(23)
Profit After Taxes	2,918	1,987	47	2,003	9,249	7,761	19
Minority Interest	787	550	43	585	2,529	2,161	17
Share in Profit/(Loss) of Associate	(206)	(160)	(29)	(226)	(660)	(772)	15
Attributable PAT after exceptional item	1,925	1,277	51	1,191	6,060	4,828	26
Basic Earnings per Share (Rs./share)	5.7	3.8	51	3.5	18.0	14.4	26
Underlying Earnings per Share* (Rs./share)	5.5	4.1	34	3.7	17.9	16.7	7
Exchange rate (Rs./$) – Average	54.2	50.3	8	54.1	54.5	47.9	14
Exchange rate (Rs./$) – Closing	54.4	51.2	6	54.8	54.4	51.2	6

*	Before forex and exceptional items

Revenues for Q4 and FY2013 were Rs. 12,609 crore and Rs. 44,922 crore, an increase of 17% and 10% respectively. The increase in revenue was driven by higher volumes and depreciation of the Indian Rupee, which more than offset lower metal prices. During Q4 and full year, the company delivered higher refined silver, lead, Copper, Aluminium and Power and higher mined metal production at Zinc India.

EBITDA in FY2013 was up 2% at Rs. 10,574 crore and in Q4 was up 23% higher at Rs. 3,323 crore, on account of higher production, higher metal premiums and lower costs which more than offset lower metal prices during the year.

Interest cost in Q4 and FY2013 was higher as compared to the corresponding prior periods due to capitalisation of new plants.

Depreciation in Q4 was lower due to one-off depreciation reversal at Zinc India. Depreciation cost for FY2013 was higher on account of capitalization of new plants at Zinc India and Sterlite Energy Limited (SEL).

During the year there was gain on account of foreign exchange movement as compared to the previous year, largely on account of foreign exchange hedge contract towards investments made in overseas subsidiaries, as designated contracts, resulting into transfer of foreign exchange movement to reserves, in accordance with AS 30.

During Q4 and FY2013, Attributable PAT and Basic EPS were significantly higher by 51% and 26% respectively, over the corresponding prior periods on account of higher EBITDA, higher investment income, lower foreign exchange losses and lower tax rate.

Sterlite Industries (India) Limited

Results for the Fourth Quarter and Full Year Ended 31 March 2013

Merger of Sterlite and Sesa Goa Limited and Vedanta Group Consolidation

The proposed Vedanta Group Consolidation and Simplification has received the approval of the High Court of Bombay at Goa on 3 April 2013. The hearings at the High Court of Madras have been completed and the order is awaited.

Dividend

The Board has declared a second interim dividend of Rs 1.20 per share. The total interim dividend for FY2013 is Rs 2.30 per share and no final dividend is proposed to be declared. The total dividend outgo will be Rs. 773 crore as against Rs. 686 crore during the previous year.

Sterlite Industries (India) Limited

Results for the Fourth Quarter and Full Year Ended 31 March 2013

Zinc - India Business

	Q4			Q3	Full Year
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Production (in’000 tonnes, or as stated)
Mined metal content	260	223	16	233	870	830	5
Refined Zinc – Total	182	190	(4)	171	677	759	(11)
Refined Zinc – Integrated	181	189	(4)	168	660	752	(12)
Refined Lead – Total [1]	35	37	(6)	32	125	99	26
Refined Lead – Integrated	32	31	2	22	107	89	20
Silver – Total (in tonnes) [2]	117	88	33	117	408	242	69
Silver - Integrated (in tonnes)	100	83	20	62	322	237	36

Financials (In Rs. crore, except as stated)
Revenue	3,820	3,062	25	3,117	12,324	11,132	11
EBITDA	2,098	1,617	30	1,484	6,339	5,976	6
PAT	2,174	1,418	53	1,629	6,842	5,506	24
Zinc CoP without Royalty (Rs./MT)	44,901	41,693	8	44,900	45,461	40,003	14
Zinc CoP without Royalty ($/MT)	829	828	—	829	835	834	—
Zinc CoP with Royalty ($/MT)	998	995	—	993	998	1,010	(1)
Zinc LME Price ($/MT)	2,033	2,025	—	1,947	1,948	2,098	(7)
Lead LME Price ($/MT)	2,301	2,093	10	2,199	2,113	2,269	(7)
Silver LBMA Price ($/oz)	30.1	32.6	(8)	33	30.5	35.3	(14)

1.	Includes captive consumption of 1,777 tonnes in Q4 FY2013 vs. 2,156 tonnes in Q4 FY2012, and 6,500 tonnes in FY2013 vs. 6,625 tonnes in FY2012.
2.	Includes captive consumption of 9 tonnes in Q4 FY2013 vs.11 tonnes in Q4 FY2012 and 34 tonnes in FY2013 vs. 35 tonnes in FY2012.

Mined metal production was a record 260,000 tonnes in Q4, 16% higher than the corresponding prior period, and in line with the annual mine plan. Full year production was 870,000 tonnes, 5% higher than the previous year.

The integrated production of refined zinc was 181,000 tonnes in Q4, 8% higher than Q3. Full year production was 660,000 tonnes, in line with the annual plan. Sales of zinc metal-in-concentrate (MIC) were 61,000 tonnes, due to surplus concentrate in Q4. Integrated production of refined lead was 32,000 tonnes in Q4 and 107,000 tonnes for the full year, up 2% and 20% respectively.

Saleable integrated production of silver was a record 91 tonnes in Q4 and 288 tonnes for the full year, up 26% and 43%, respectively, driven by the continued ramp-up of the SK mine and the Dariba lead smelter.

EBITDA for Q4 was higher by 30% mainly due to higher integrated silver sales, zinc concentrate sale of 61,000 tonnes and higher sales realisation due to rupee depreciation.

EBITDA for FY2013 was higher by 6% on account of higher sales realisation and volume which was partially offset by lower prices and higher cost of production

Zinc India achieved record net profits of Rs. 6,842 crore in FY 2013, up 24%, benefiting from higher sales and other income, partially offset by higher operating costs. Net profit for the quarter was up 53%to Rs. 2,174 crore driven by higher sales.

Sterlite Industries (India) Limited

Results for the Fourth Quarter and Full Year Ended 31 March 2013

The Zinc metal cost, without royalty for FY 2013 was higher by 14% in INR and flat in USD term at Rs. 45,500 per MT ($835), compared with the previous year. The cost during the quarter was Rs. 44,900 per MT ($829), 8% higher in INR and flat in USD terms from a year ago. The increase was due to higher strip ratio at Rampura Agucha and lower acid credits, partially offset by lower power costs.

During the year, Zinc India announced its next phase of growth plan, which will increase its mined metal production capacity to 1.2 mtpa. Rampura Agucha underground mine and Kayad mine will start commercial production in FY 2014.

In FY 2013, there was a gross addition of 24.6 million tonnes to reserves and resources, prior to a depletion of 8.6 million tonnes. Total reserves and resources at 31 March 2013 were 348.3 million tonnes containing 35.1 million tonnes of zinc-lead metal and 910 million ounces of silver. Zinc India’s mine life continues to be 25+ years.

Mined metal production in FY 2014 is projected to increase by 15% to approximately 1.0 mtpa. Integrated saleable Silver production is projected to be approximately 360 tonnes in FY 2014.

Zinc - International Business

	Q4			Q3	Full Year
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Production (in’000 tonnes, or as stated)
Refined Zinc – Skorpion	36	36	2	36	145	145	—
Mined metal content- BMM and Lisheen	65	71	(8)	68	280	299	(6)
Total	102	106	(4)	104	426	444	(4)
Financials (In Rs. crore, except as stated)
Revenue[1]	1,130	1,007	12	1,065	4,331	4,258	2
EBITDA	434	371	17	439	1,603	1,737	(8)
PAT	267	174	53	226	894	1,034	(14)
CoP – ($/MT)	1,181	1,158	2	1,095	1,113	1,165	(4)
Zinc LME Price ($/MT)	2,033	2,025	—	1,947	1,948	2,098	(7)
Lead LME Price ($/MT)	2,301	2,093	10	2,199	2,113	2,269	(7)

1.	Includes intercompany sales to Zinc India of Rs. 153 crore in FY 2012.

Total production of refined zinc and mined zinc-lead metal-in-concentrate (MIC) was 102,000 tonnes in Q4 which included 65,000 tonnes of Zinc and Lead MIC at Lisheen and BMM and 36,000 tonnes of refined Zinc at Skorpion.

For the full year, total production of Zinc and Lead MIC and Zinc refined metal was 426,000 tonnes in line with our mine plan, which comprised 280,000 tonnes of Zinc and Lead MIC at Lisheen and BMM, and 145,000 tonnes of refined Zinc at Skorpion.

EBITDA for Q4 was up 17% reflecting improved realisations and translation exchange gain. For FY2013, EBITDA was Rs. 1,603 crore, lower than the corresponding previous year on account of lower volume and LME prices, partially offset by lower costs.

In FY2014, production at Zinc–International is expected to be 390,000 - 400,000 tonnes.

Sterlite Industries (India) Limited

Results for the Fourth Quarter and Full Year Ended 31 March 2013

Copper – India / Australia Business

	Q4			Q3	Full Year
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Production (in’000 tonnes, or as stated)
Copper - Mined metal content	7	5	28	6	26	23	15
Copper - Cathodes	86	80	7	92	353	326	8
Tuticorin power sales (million units)	35	—	—	7	42	—	—
Financials (In Rs. crore, except as stated)
Revenue	5,860	5,097	15	5,164	21,742	20,166	8
EBITDA	375	334	12	234	1,217	1,529	(20)
Foreign Exchange gain/(loss)	14	64	(77)	(92)	(136)	(170)	20
Exceptional items	(100)	(423)		—	(100)	(423)
PAT	322	106	203	147	1,040	1,123	(7)
Tc/Rc (US¢/lb)	14.8	15.3	(3)	12.4	12.8	14.5	(12)
Net CoP – cathode (US¢/lb)	10.7	4.1	—	10.8	8.7	0.0	—
Copper LME Price ($/MT)	7,931	8,310	(5)	7,909	7,853	8,475	(7)

Copper cathode production was 86,000 tonnes in Q4, 7% higher than the corresponding prior period, and 8% higher at 353,000 tonnes in FY2013. Mined metal production at Australia was 28% higher at 7,000 tonnes in Q4 and 15% higher at 26,000 tonnes for the full year.

EBITDA for Q4 was 12% higher at Rs. 375 crore compared with the corresponding prior quarter on account of higher sales volume and power sales from 80MW captive power plant which partially offset higher CoP. Net CoP during Q4 was higher on account of lower by-product credits partially offset by lower power cost from 80 MW captive power plants. Sulphuric Acid realisation was 87% lower at Rs. 287 per tonne impacting CoP by 6.5 c/lb during the quarter and 57% lower at Rs. 1805 per tonne impacting the CoP by 6.0 c/lb during the year.

EBITDA for the year was 20% lower at Rs. 1,217 crore, on account of lower TcRcs and higher net CoP. Net CoP was higher primarily on account of lower by-product credits and higher power and petroleum costs partially offset by improved margin on account of depreciation of the Indian Rupee.

The first 80MW unit of the 160MW captive power plant at Tuticorin has been stabilised during the quarter and is now operating at capacity, with plant load factor (PLF) of 81% during the quarter. Surplus power generated by this plant beyond the captive consumption requirements were sold, and commercial power sales were 35 million units in Q4 and 42 million units for the full year. The second 80MW unit is expected to be synchronized in Q1 FY2014.

Australian Copper Mine has added 5.4 million tonnes to their R&R, prior to depletion of 2.5 million tonnes. With a total R&R of 8.9 million tonnes of copper ore as on 31 March 2013, the mine life has been extended to around 4 years.

Tuticorin Copper Smelter Update

Following a few public complaints of emission, Tamil Nadu Pollution Control Board (TNPCB) ordered closure of the Tuticorin Copper Smelter on March 29, 2013. The Company’s appeal against the TNPCB order has been admitted by National Green Tribunal (NGT). An expert committee constituted by NGT has submitted its report and the matter is now being heard by NGT.

Sterlite Industries (India) Limited

Results for the Fourth Quarter and Full Year Ended 31 March 2013

Separately, on 2 April 2013, the Honourable Supreme Court has upheld our appeal filed in 2010 against the Madras High Court order for smelter closure and ordered us to deposit Rs. 100 crore with the District Collector, Tuticorin, which will be used to improve the environment, including soil and water, in the vicinity of the plant. Over the two year court process, regulatory bodies had inspected and confirmed that the plant meets the required standards. Some recommendations for improvements had been proposed by them, all of which had been implemented.

Aluminium Business - BALCO

	Q4			Q3	Full Year
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Production (in’000 tonnes, or as stated)
Aluminium	62	62	—	62	247	246	1%

Financials (In Rs. crore, except as stated)
Revenue	954	868	10	832	3,426	3,112	10
EBITDA	85	101	(16)	64	301	406	(26)
PAT	20	52	(62)	(8)	37	163	(77)
CoP ($/MT)	1,930	1,918	1	1,995	1,951	1,997	(2)
CoP (Rs./MT)	104,532	96,857	8	108,000	106,236	95,747	11
Aluminum LME Price ($/MT)	2,003	2,177	(8)	1,997	1,974	2,313	(15)

The Korba-II aluminium smelter continues to operate at its rated capacity. The aluminium production was 62,000 tonnes for the quarter and 247,000 tonnes for the full year. The plant continues to convert most of its metal into value added products.

EBITDA for Q4 was 16% lower at Rs. 85 crore due to higher CoP, partially offset by higher sales realisation due to depreciation of the Indian Rupee and higher metal premiums.

EBITDA for FY2013 was 26% lower at Rs. 301 crore due to higher CoP and lower metal prices, partially offset by higher sales realisation due to depreciation of the Indian Rupee and higher metal premiums.

Aluminium premiums were higher during the year and the quarter, reflecting the demand-supply gap of primary metal in the physical market. Net Sales Realisation over LME was approximately $480 per tonne during FY2013, $180 per tonne higher compared to FY2012.

PAT in Q4 and FY2013 was lower due to lower EBITDA and other income.

At the 325ktpa Korba-III aluminium smelter, mechanical and electrical completion and pre-commissioning of the rectifier, potline and related utilities for 84 pots out of the total 336 pots have been completed. Further work is in progress and we plan to tap first metal in Q2 FY2014. The smelter plans to initially draw power from the existing 810MW power plants at BALCO. BALCO 1,200MW captive power plant is awaiting final stage regulatory approvals.

Sterlite Industries (India) Limited

Results for the Fourth Quarter and Full Year Ended 31 March 2013

Having obtained the Stage-II Forest Clearance for the 211mt coal block at BALCO, the process for diversion of forest land has been initiated by the State Government, and we are in the process of signing the mining lease agreement. We expect to commence mining in end Q2 FY2014.

Aluminium Business – Vedanta Aluminium Limited (Associate Company)

	Q4			Q3	Full Year
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Production (in’000 tonnes, or as stated)
Alumina – Lanjigarh	—	240	(100%)	104	527	928	(43%)
Aluminum – Jharsuguda	133	115	16%	135	527	430	23%

Financials (in Rs. crore except as stated)
Revenue	1,709	1,663	3	1,713	7,037	5,834	21
EBITDA	261	222	18	248	971	563	73
Forex gain/(loss)	(205)	(80)	157	(295)	(311)	(624)	(50)
PAT	(700)	(542)	(29)	(766)	(2,237)	(2,618)	15
SIIL Share (29.5%)	(206)	(160)	29	(226)	(660)	(772)	15
Aluminium CoP ($/MT)	1,799	1,930	(7)	1,928	1,869	2,188	(15)
Aluminium CoP (Rs./MT)	97,496	97,574	—	104,400	101,779	104,892	(3)
Aluminium LME Price ($/MT)	2,003	2,177	(8)	1,997	1,974	2,313	(15)

Aluminium production was 16% higher at 133,000 tonnes in Q4, and 23% higher at 527,000 tonnes in full year, as compared with the corresponding prior periods. The Jharsuguda-I smelter operated above the rated capacity, with significant improvement in specific power consumption, throughput and other operational parameters.

EBITDA was 18% higher at Rs. 261 crore for Q4 and 72% higher at Rs. 971 crore for FY2013 on account of higher volumes, higher metal premium and better cost performance, partially offset by lower aluminium LME prices. EBITDA margin also improved due to higher conversion of primary metal into value added products. During FY2013, 41% of primary metal was converted to value added products compared to 38% last year.

Aluminium premiums were higher during the year and the quarter, reflecting the demand-supply gap of primary metal in the physical market. Net Sales Realisation over LME was approximately $320 per tonne during FY2013, $160 per tonne higher compared to FY2012.

Aluminium CoP was lower due to improved operating performance, decrease in input prices of coal, partially offset by increased carbon and alumina cost.

Alumina production at Lanjigarh remains temporarily suspended since 5 December 2012, due to inadequate availability of bauxite. We remain engaged with the Orissa state authorities for allocation of bauxite as per our existing MoU with the Orissa state government. A ministerial level committee is looking into the issue of bauxite supply and is expected to submit its report shortly.

Sterlite Industries (India) Limited

Results for the Fourth Quarter and Full Year Ended 31 March 2013

The Ministry of Environment and Forests (MOEF) had earlier rejected issuance of final stage forest clearance for Niyamgiri Mining project of Orissa Mining Corporation (OMC) which is one of the sources of supply of bauxite to the alumina refinery of VAL. With respect to the writ petition filed by OMC challenging the aforesaid action of MOEF, the Hon’ble Supreme Court vide its order dated April 18, 2013 has directed the State Government of Odisha to place unresolved issues and claims of the local communities under the Forest Right Act and rules before the Gram Sabha. The Gram Sabha would consider these claims and communicate the same to MOEF through the State Government of Orissa within three months. On conclusion of the proceedings of the Gram Sabha, the MOEF shall take a final decision for grant of stage II forest clearance for the Niyamgiri mining project of OMC within two months.

We continue to evaluate the start-up date of the smelter for 1.25 mtpa Jharsuguda-II Aluminium smelter.

Status of Investment in Vedanta Aluminium Limited as at 31 March 2013

Investment in VAL (Rs. crore)	Sterlite	Vedanta	External	Total
Equity	563	1,391	—	1,954
Preference Shares	3,000	—	—	3,000
Quasi Equity / Debt	8,573	545	17,765	26,883
Total Funding	12,136	1,936	17,765	31,837
Corporate Guarantees	6,810	23,243	—	30,053

Sterlite Industries (India) Limited

Results for the Fourth Quarter and Full Year Ended 31 March 2013

Power Business

	Q4			Q3	Full Year
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Particulars (in million units)
Total Power Sales	2,433	2,166	12%	1,915	9,282	7,578	22%
SEL 2400 MW Jharsuguda[1]	2,073	1,674	24%	1,578	7,530	5,638	34%
Balco 270MW Power Sales	282	412	(32%)	275	1241	1605	(23%)
HZL Wind Power	78	80	(2%)	62	511	336	52%

Financials (in Rs. crore except as stated)
Revenue [2]	847	723	17	520	3,114	2,504	24
EBITDA	330	267	24	155	1,115	714	56
PAT	110	54	104	(28)	278	149	87
Average Power CoP (Rs./unit)	1.81	2.16	(16)	2.29	2.06	2.40	(14)
Average Power Realization (Rs./unit)	3.16	3.39	(7)	3.35	3.34	3.39	(1)
SEL CoP (Rs./unit)	1.76	2.28	(23)	2.22	2.08	2.62	(20)
SEL realization (Rs./unit)	3.09	3.43	(10)	3.31	3.33	3.42	(3)

1.	Includes production under trial run of Nil million units in Q4 FY2013 vs. 209 million units in Q4 FY2012 and 456 million units in Q3 FY2013, and 795 million units in FY2013 vs. 926 million units in FY2012.

Power sales were 12% higher at 2,433 million units in Q4 and 22% higher at 9,282 million units for the full year, compared with the corresponding prior periods. The increase was primarily due to higher power generation and sales from three units of the Jharsuguda 2,400MW power plant. The trial runs at fourth unit of Jharsuguda 2,400MW power plant were completed and subsequently the plant was capitalised on 31 March 2013.

The plant load factor (PLF) of three operating units in Q4 was 58%, compared to 31% in Q3. The increase in PLF was driven by the commissioning of the new shared 1,000MW Raipur-Wardha transmission line in January 2013, and partial easing of the evacuation restrictions. Overall the station delivered an effective PLF of 44% considering all four units. We expect 50-60% PLF for all four units in the near future with further easing of evacuation restrictions.

Power sales at BALCO 270MW were lower in Q4 and full year due to evacuation constraints.

Q4 EBITDA was up 24% at Rs. 330 crore and FY2013 EBITDA was up 56% at Rs. 1,115 crore on account of higher sales volume and lower generation cost, partially offset by lower sales realisation.

During Q4, the cost of generation at SEL was lower at Rs. 1.76 per unit on account of fall in e-auction coal prices and higher usage of linkage coal.

Work at the Talwandi Sabo power project is progressing well and the first unit is expected to be synchronized in Q2 FY2014.

Sterlite Industries (India) Limited

Results for the Fourth Quarter and Full Year Ended 31 March 2013

Port Projects

In October 2010, we had been awarded a 30-year concession to upgrade the coal berth at Vishakhapatnam Port to 10.18mtpa (Coal Berth mechanization project) and operate it. This is being implemented at a total project cost of $150mn through Vizag General Cargo Berth Private Limited (VGCB), a 74:26 joint venture between SIIL and Leighton Welspun Contractors Private Ltd. VGCB has commenced operations in Q4 FY2013 within the contractual timeline and budgeted project cost.

Cash, Cash Equivalents and Liquid Investment

As at 31 March 2013, the company has consolidated cash, cash equivalents and liquid investments of Rs. 24,847 crore, out of which Rs. 12,790 crore was invested in debt mutual funds, Rs. 2,151 crore in bonds and Rs. 9,906 crore in bank deposits. The company continues to follow a conservative investment policy and invests in high quality debt instruments with the mutual funds, bonds and fixed deposits with banks.

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy. Sterlite Industries has a portfolio of world class assets in India, Australia, Namibia, South Africa and Ireland. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Regd. Office: SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamil Nadu